Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Marriott Vacations Worldwide Corporation and certain of its subsidiaries for the registration of $88,165,000 principal amount of 5.625% Senior Notes due 2023 and of $750,000,000 principal amount of 6.500% Senior Notes due 2026 and to the incorporation by reference therein of our report dated February 28, 2018, except for the retrospective changes for revenue described in Note 2 and the subsequent events described in Note 27, as to which the date is June 5, 2018, with respect to the consolidated financial statements and schedule of ILG, Inc. and subsidiaries included in its Current Report on Form 8-K dated June 5, 2018, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Miami, Florida

May 8, 2019